SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of

The Securities Exchange Act of 1934

For January 17, 2008

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor

Mississauga, Ontario  L4V 1P1

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

By:/s/ Alida Gualtieri
General Counsel & Secretary

Dated: January 17, 2008

DRAXIS HEALTH INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and address of Company

DRAXIS Health Inc.

6870 Goreway Drive, Suite 200

Mississauga, Ontario

L4V 1P1

2.                                      Date of Material Change

January 17, 2008

3.                                      News Release

A press release reporting the material change was issued by DRAXIS Health Inc. (“DRAXIS”) on January 17, 2008, a copy of which is attached.

4.                                      Summary of Material Change

DRAXIS currently estimates that net earnings for the fourth quarter ended December 31, 2007 will be approximately a loss of 1 cent per share. The Company further estimates that net earnings per share for the 2007 fiscal year will be 4 cents. In addition, net operating cash flows for the year ended December 31, 2007 are expected to be approximately $13 million. All amounts are expressed in U.S. dollars. These amounts are unaudited and subject to final adjustments, if necessary.

Net earnings for the fourth quarter of 2007 improved 4 cents over the third quarter of 2007, excluding severance charges in both quarters.

Results for the fourth quarter of 2007 were impacted by the slowdown in the nuclear medicine industry during December related to a shortage of medical isotopes. Results were also impacted by changes made by DRAXIS Pharma customers to their shipping schedules and the timing of product demand. In addition, DRAXIS rescheduled certain revenue producing service activities into 2008.

Results for the fourth quarter include one-time severance expenses related to decisions to reduce corporate overheads, including closing the Company’s offices in Mississauga, Ontario early in 2008. Severance expenses in the fourth quarter of 2007 resulted in a charge to net earnings of approximately 3 cents per share as previously disclosed. Accordingly, net earnings per share, excluding severances, amounted to positive net earnings of 2 cents per share for the quarter.

5.                                      Full Description of Material Change

See press release attached hereto.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

None.

8.                                      Executive Officer

For further information, please contact Alida Gualtieri, General Counsel and Secretary at (514) 630-7060.

9.                                      Date of report

January 17, 2008.